

March 15, 2004

To the Stockholders of Albany International Corp.:

You are cordially invited to attend the 2004 Annual Meeting of Stockholders of Albany International Corp., which will be held at the Company's Press Fabrics Division, 253 Troy Road (Route 4), East Greenbush, New York at 10:00 a.m. on Thursday, May 6, 2004. Please join us prior to the Annual Meeting at 9:30 a.m. to meet the Directors in the meeting room.

Following the Annual Meeting, at approximately 11:00 a.m., we will conduct a tour of the Press Fabrics plant, which will last about one hour.

If you plan to attend the meeting and the plant tour, please so indicate on the enclosed reply card so that we can make the necessary arrangements. The reply card and your completed proxy should be mailed separately. (An addressed, postage-prepaid envelope is enclosed for your return of the proxy.)

Information about the meeting, including a description of the various matters on which the stockholders will act, can be found in the formal Notice of Annual Meeting and in the Proxy Statement which is attached. The Annual Report for the fiscal year ended December 31, 2003 is being mailed to you with these materials.

Sincerely yours,

FRANK R. SCHMELER
  Chairman of the Board and Chief Executive Officer

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ALBANY INTERNATIONAL CORP.
1373 Broadway, Albany, New York
Mailing Address: P. O. Box 1907, Albany, New York 12201

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 6, 2004

The Annual Meeting of Stockholders of Albany International Corp. will be held at the Company's Press Fabrics Division, 253 Troy Road (Route 4), East Greenbush, New York, on Thursday, May 6, 2004 at 10:00 a.m., Eastern Time, for the following purposes:

1.   To elect nine Directors to serve until the next Annual Meeting of Stockholders and until their successors have been elected and qualified.

2.   To approve a new Directors' Annual Retainer Plan, increasing the stock portion of the directors' annual retainer from $10,000 to $20,000 and extending the term of the Plan.

3.   To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only stockholders of record at the close of business on March 8, 2004 will be entitled to vote at the Annual Meeting of Stockholders or any adjournment or adjournments thereof.

Whether or not you plan to be present at the Annual Meeting, *please sign, date and return promptly the enclosed proxy* to ensure that your shares are voted. A return envelope, which requires no postage if mailed in the United States, is enclosed for your convenience.

THOMAS H. HAGOORT
Secretary

March 15, 2004

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation by the Board of Directors of Albany International Corp. ("the Company"), 1373 Broadway, Albany, New York (P.O. Box 1907, Albany, New York 12201), of proxies in the accompanying form for use at the Annual Meeting of Stockholders to be held on May 6, 2004 and at any adjournment or adjournments thereof. Each properly executed proxy in such form received prior to the Annual Meeting will be voted with respect to all shares represented thereby and will be voted in accordance with the specifications, if any, made thereon. **If no specification is made, the shares will be voted in accordance with the recommendation of the Board of Directors. In addition, the shares will be voted in the discretion of the proxies with respect to (1) any matter of which the Company did not have notice prior to February 10, 2004, (2) the election of a person as a director in substitution for a nominee named in this proxy statement who, at the time of the meeting, is unable, or for good cause is unwilling, to serve, (3) any stockholder proposal properly excluded from this proxy statement and (4) matters incident to the conduct of the meeting.** If a stockholder is a participant in the Company's Dividend Reinvestment Plan, or the Albany International Corp. ProsperityPlus Savings Plan, a properly executed proxy will also serve as voting instructions with respect to shares in the stockholder's account in such plans. A proxy may be revoked at any time prior to the voting thereof. This proxy statement and the accompanying form of proxy are first being mailed to stockholders of the Company on or about March 15, 2004.

The only persons entitled to vote at the Annual Meeting and any adjournment or adjournments thereof are (1) holders of record at the close of business on March 8, 2004 of the Company's Class A Common Stock outstanding on such date and (2) holders of record at the close of business on March 8, 2004 of the Company's Class B Common Stock outstanding on such date. As of March 1, 2004, there were 30,607,917 shares of the Company's Class A Common Stock outstanding and 3,236,476 shares of the Company's Class B Common Stock outstanding. Each share of Class A Common Stock is entitled to one vote on each matter to be voted upon. Each share of Class B Common Stock is entitled to ten votes on each matter to be voted upon.

Under the By Laws of the Company, a copy of which is available at the Corporate Governance section of the Company's website (www.albint.com), the presence, in person or by proxy, of shares having a majority of the total number of votes entitled to be cast at the meeting is necessary to constitute a quorum. Under Delaware law, if a quorum is present, a plurality of the votes cast at the meeting by the shares present in person or by proxy and entitled to vote is required for the election of directors and a majority of the votes entitled to be cast at the meeting by the shares present in person or by proxy is required for any other action. Shares present at the meeting in person or by proxy and entitled to vote which abstain or fail to vote on any matter will be counted as present and entitled to vote but such abstention or failure to vote will not be counted as an affirmative or negative vote.

Under New York Stock Exchange rules, brokerage firms are generally permitted to vote in their discretion on behalf of clients who have been requested to provide voting instructions, and have failed to do so, by a date specified in a statement from the brokerage firm accompanying proxy materials distributed to its clients. Brokerage firms generally do not have such discretion, however, as to any contested action, any authorization for a merger or consolidation, or any matter which may affect substantially the rights or privileges of stockholders. In such a case, broker "non-votes" would be treated as shares that are present at the meeting but fail to vote. The Company anticipates that brokerage firms will be able to vote in their discretion on the proposal to elect directors, but will not be able to vote on the proposed Directors' Annual Retainer Plan unless the beneficial owner of the shares has given voting instructions.

ELECTION OF DIRECTORS

All of the members of the Board of Directors are elected annually to serve until the next Annual Meeting of Stockholders and until their successors are elected and qualified. Pursuant to the By Laws, the Board of Directors may increase or decrease the number of directors from time to time, but not to less than three. The Board of Directors has determined that, until further action by the Board, the number of directors of the Company, from and after the time of the 2004 Annual Meeting of Stockholders, shall be nine. Accordingly, the number of directors to be elected at the 2004 Annual Meeting of Stockholders is nine. The Board of Directors has nominated for election the nine persons listed below, all of whom are currently serving as directors. Unless otherwise specified on the proxy, the shares represented by a proxy in the accompanying form will be voted for the election of the nine persons listed below. If, at the time of the meeting, any such nominee is unable, or for good cause unwilling, to serve, which event is not anticipated, the shares will be voted for a substitute nominee proposed by the Board of Directors, unless the Board reduces the number of directors.



FRANK R. SCHMELER joined the Company in 1964. He has been a Director of the Company since 1997. He has served as Chief Executive Officer since 2000 and as Chairman of the Board since 2001. He served as President from 1998 to 2001, as Chief Operating Officer from 1997 to 2000, as Executive Vice President from 1997 to 1998, as Senior Vice President from 1988 to 1997, as Vice President and General Manager of the Felt Division from 1984 to 1988, as Division Vice President and General Manager, Albany International Canada from 1978 to 1984 and as Vice President of Marketing, Albany International Canada from 1976 to 1978. Age 65.



THOMAS R. BEECHER, JR. has been a Director of the Company since 1969 and Lead Director since August 2003. In 2000, he became a partner in the law firm of Phillips Lytle LLP. Since January 2004 he has been Chief Executive Officer of Barrantys LLC (family office management), and has been President and a Director of Ballynoe Inc. (formerly Beecher Securities Corporation), investments, since 1979. He is a Director of the J. S. Standish Company, a Regent Emeritus of Canisius College, Chairman of the Board of the Buffalo Niagara Medical Campus Inc., past Chair and a Director of Kaleida Health and a founder and Director of the Buffalo Inner-City Scholarship Opportunity Network. Age 68.



FRANCIS L. McKONE joined the Company in 1964. He has been a Director of the Company since 1983. He served as Chairman of the Board from 1998 until 2001. He also served as Chief Executive Officer from 1993 until 2000, President from 1984 to 1998, Executive Vice President from 1983 to 1984, Group Vice President-Paper Making Products Group from 1979 to 1983, and prior to 1979 as Vice President of the Company and Division President-Paper Making Products, U.S. He is a member of the Paper Industry Management Association, the Technical Association of the Pulp and Paper Industry, and the Canadian Pulp and Paper Association. He also serves as a Director of Kadant Inc., is a Trustee of Rensselaer Polytechnic Institute and a member of the Advisory Board of the College of Engineering at the University of Massachusetts, Lowell. Age 69.



BARBARA P. WRIGHT has been a Director of the Company since 1989. Since 1985, she has been a partner in the law firm of Finch, Montgomery, Wright & Emmer, which is located in Palo Alto, California. She is General Counsel and Secretary of The David and Lucile Packard Foundation, Secretary of several other nonprofit charitable organizations, including The Monterey Bay Aquarium Foundation, The Packard Humanities Institute, and The Stanford Theater Foundation, and a Director of The Monterey Bay Aquarium Research Institute. Age 57.



JOSEPH G. MORONE has been a Director of the Company since 1996. Since 1997, Dr. Morone has served as President of Bentley College. Prior to joining Bentley, Dr. Morone served as Dean of the Lally School of Management and Technology at Rensselaer Polytechnic Institute and held the Andersen Consulting Professorship of Management. He is a director of Transworld Entertainment Corporation and Chairman of the Board of Trustees of Tufts-New England Medical Center and its Floating Hospital for Children. Age 50.



CHRISTINE L. STANDISH has been a Director of the Company since 1997. From 1989 to 1991, she served the Company as a Corporate Marketing Associate, and was previously employed as a Graphic Designer for Skidmore, Owings & Merrill. She is a Director of the J. S. Standish Company and a member of the Board of Trustees of the Albany Academy for Girls, the Albany Academy and the Albany Institute of History & Art. She is the sister of John C. Standish and the daughter of J. Spencer Standish. Age 38.



ERLAND E. KAILBOURNE has been a Director of the Company since 1999. From May 2002 until March 2003 he served as Chairman and interim Chief Executive Officer of Adelphia Communications Corp. (Adelphia filed a petition under Chapter 11 of the United States Bankruptcy Code in June 2002.) He retired as Chairman and Chief Executive Officer (New York Region) of Fleet National Bank, a banking subsidiary of Fleet Financial Group, Inc., in 1998. He was Chairman and Chief Executive Officer of Fleet Bank, also a banking subsidiary of Fleet Financial Group, Inc., from 1993 until its merger into Fleet National Bank in 1997. He is a member of the New York State Banking Board, New York State Office of Science, Technology & Academic Research Advisory Council, and a Director of the New York ISO Board, The John R. Oishei Foundation, Rand Capital Corporation, Statewide Zone Capital Corporation, Allegany Co-op Insurance Company and USA Niagara Development Corp. Age 62.



JOHN C. STANDISH has been a Director of the Company since 2001. Since July 2003, he has served as Director, North American Dryer Manufacturing for the Company. He previously served as Director, PAC Pressing and Process Technology from 2000 to 2003, Manager of the Company's forming and engineered fabrics manufacturing facility in Portland, Tennessee from 1998 to 2000, Production Manager of Albany International B.V. in Europe from 1994 to 1998, a Department Manager for the Press Fabrics Division from 1991 to 1994 and Design Engineer for Albany International Canada from 1986 to 1991. He is a Director of the J. S. Standish Company. He is the brother of Christine L. Standish and the son of J. Spencer Standish. Age 40.



HUGH J. MURPHY has been a director of the Company since August 8, 2003. Since 1996, he has served as President of H. J. Murphy Associates, Incorporated, a management consulting firm engaged in the global energy, construction and power systems markets. From 1980 until his retirement in 1996, Mr. Murphy served as a Vice President and General Manager of various manufacturing and services businesses of General Electric Company. He served as a member of the Board of Directors of GE Capital Services from 1993 to 1996. Age 67.

The Board of Directors met four times in 2003. Each director attended 75% or more of the aggregate number of meetings of the Board and of the committees of the Board on which he or she served. It is the policy of the Company that all persons who are candidates for election to the Board of Directors at an Annual Meeting of Stockholders should attend that meeting. All of the candidates for election to the Board of Directors were present at the Annual Meeting of Stockholders in 2003, except Hugh J. Murphy, who became a director subsequent to the meeting.

Meetings of the "non-management" directors, as defined by the Corporate Governance Rules of the New York Stock Exchange ("the NYSE Rules"), are regularly held at the conclusion of each meeting of the Board of Directors. The "non-management" directors include all of the directors other than the Chief Executive Officer. Meetings of the "non-management" directors are chaired by the Lead Director, Thomas R. Beecher, Jr. As Lead Director, Mr. Beecher also acts as a liaison between the directors and the Chief Executive Officer and facilitates communication among the directors. Interested persons may communicate with the Lead Director and the non-management directors by writing to: "Lead Director, Albany International Corp., P.O. Box 1907, Albany, New York 12201".

The NYSE Rules provide that a company more than 50% of the voting power of which is held by an individual, a group or another company will be considered to be a "controlled company". As of March 1, 2004, J. Spencer Standish, related persons (including Christine L. Standish and John C. Standish, directors of the Company; and J. S. Standish Company, a corporation of which he is a director and as to which he holds the power to elect all of the directors) and Thomas R. Beecher, Jr., as sole trustee of trusts for the benefit of descendents of J. Spencer Standish, held, in the aggregate, shares entitling them to cast approximately 51.4% of the combined votes entitled to be cast by all stockholders of the Company. Accordingly, the Company is a "controlled company" under the NYSE Rules. The Company has elected to avail itself of the provisions of the NYSE Rules exempting a controlled company from the requirements that the Board of Directors include a majority of "independent" directors and that the Compensation and Governance Committees be composed entirely of "independent" directors. Not all of the members of the Compensation Committee or the Governance Committee are "independent". All of the members of the Audit Committee are "independent".

Stockholders may send recommendations of persons to be considered by the Governance Committee for nomination for election as directors to "Chairman, Governance Committee, Albany International Corp., P.O. Box 1907, Albany New York 12201." The Company's Corporate Governance Guidelines, a copy of which is available at the Corporate Governance Section of the Company's website (www.albint.com), sets forth criteria to be to be employed by the Governance Committee and the Board of Directors in determining whether a person is qualified to serve as a director of the Company. Recommendations by stockholders should include information relevant to the criteria for directors set forth in the Company's Corporate Governance Guidelines. The Governance Committee will give consideration to persons recommended by stockholders in the same manner that it employs in the consideration of recommendations from other sources. The Governance Committee considers, on an ongoing basis, the skills, background and experience that should be represented on the Board of Directors and its committees, the performance of incumbent directors, the appropriate size of the Board of Directors, potential vacancies in the Board and other factors relating to the efficacy of the Board of Directors. Although the Governance Committee does not employ professional consultants for this purpose, members of the Governance Committee communicate with knowledgeable persons on a continuing basis to identify potential candidates for Board membership. Any potential candidates so identified are then discussed by the Committee and the Board of Directors and, if the potential candidate appears likely to be a substantial addition to the Board, he or she is then interviewed by members of the Committee and the Board. The Governance Committee then considers the reports of the interviews and other information that has been gathered and determines whether to recommend to the Board of Directors that the person be elected as a director.

It is the policy of the Company to forward to each member of the Board of Directors any communications addressed to the Board of Directors and to forward to each director any communication addressed to such director. Such communications may be sent to: Albany International Corp., P.O. Box 1907, Albany, New York 12201.

Directors' Fees

Directors who are not employees of the Company receive an annual retainer in the amount of $60,000. Currently, $10,000 of a director's annual retainer is required to be paid in the form of shares of Class A Common Stock of the

Company, the number of shares being determined on the basis of the closing price of such shares on the day of the Annual Meeting. If the proposal to adopt a new Directors' Annual Retainer Plan is approved by stockholders, the portion of the annual retainer paid in Class A Common Stock will be increased to $20,000. See "Directors' Annual Retainer Plan" on page 20. Non-employee directors receive $1,000 for each Board or Committee meeting attended (up to a maximum of $2,000 per day), $500 for participation in a meeting that is designated as a telephone meeting and $1,000 for each day spent on Company business at the request of the Chairman of the Board. The Chairman of the Compensation Committee, the Chairman of the Governance Committee and the Lead Director are paid an annual fee of $5,000 for such service. The Chairman of the Audit Committee is paid an annual fee of $10,000 for such service. A Director may defer all or any part of the cash fees. Each Director elected prior to August 9, 2000 whose service as a Director terminates after such Director attains age 65 and who is not eligible to receive a pension under any Company retirement program is entitled to receive an annual pension in the amount of $20,000, payable in equal quarterly installments during his or her lifetime for a number of years equal to the number of full years of service by such person as a Director prior to May 31, 2001.

Mr. Stenshamn received, in addition to fees received by him for his services as a Director of the Company, total fees of approximately $3,500 for his services during 2003 as a Director of subsidiaries of the Company. Throughout 2003, Mr. Stenshamn served as counsel to the law firm, Landahl Advokatbyra, which firm received payments of approximately $19,500 (including expenses) for legal services performed for the Company and its subsidiaries during 2003. As of January 1, 2004, Mr. Stenshamn is the owner of the law firm Allan Stenshamn Advokatbyra AB, which may provide legal services to the Company and its subsidiaries from time to time.

Committees

The standing committees of the Board of Directors are a Governance Committee, an Audit Committee and a Compensation Committee. During 2003, the Governance Committee met five times. The Audit and Compensation Committees each met four times.

The Governance Committee, established in February 2003, reviews and recommends changes in the Company's Corporate Governance Guidelines and governance and management structure; evaluates the effectiveness of the Board of Directors, its committees and the directors; recommends to the Board of Directors the persons to be nominated for election as directors and reviews management succession planning. A copy of the Charter of the Governance Committee is available at the Corporate Governance section of the Company's website (www.albint.com). The current members of the Governance Committee are Joseph G. Morone (Chairman), Thomas R. Beecher, Jr., Erland E. Kailbourne and John C. Standish. Stockholders may send recommendations of persons to be nominated for election as directors to "Chairman, Governance Committee, Albany International Corp., P.O. Box 1907, Albany, New York 12201".

The Audit Committee assists the Board of Directors in fulfilling its fiduciary responsibilities regarding the Company's accounting and financial reporting practices and internal controls with respect to accounting, finance, legal compliance and ethics, and provides a means of open communication among the independent auditors, management, the Company's internal auditors and the Board of Directors. The Board of Directors has designated the Audit Committee as the Company's "Qualified Legal Compliance Committee" pursuant to the rules of the Securities and Exchange Commission with respect to Section 307 of the Sarbanes-Oxley Act. Under the Corporate Governance Rules of the New York Stock Exchange ("the NYSE Rules"), the Audit Committee has "sole authority" to "hire and fire" auditors. A copy of the current Charter of the Audit Committee is attached to this Proxy Statement as Exhibit A and is available at the Corporate Governance section of the Company's website (www.albint.com). The current members of the Audit Committee are: Erland E. Kailbourne (Chairman), Barbara P. Wright, Joseph G. Morone, James L. Ferris and Hugh J. Murphy. All of the members of the Audit Committee are "independent" as such term is defined in the Sarbanes-Oxley Act and the NYSE Rules. The Board of Directors has determined that no current member of the Audit Committee, and no other current member of the Board of Directors, possesses all of the attributes of an "audit committee financial expert", as such term is defined in Item 401 of Regulation S-K of the Securities and Exchange Commission and, accordingly, that there is no such "financial expert" among the current members of the Audit Committee. The Governance Committee has advised the Board of Directors that it will seek to identify a candidate who possesses appropriate skills, background and experience for Board membership and who also possesses all of the necessary attributes of a "financial expert". Pursuant to the NYSE Rules, the Board of Directors has determined that all of the current members of the Audit Committee are "financially literate" and that at least one member of the Committee has "accounting or related financial management expertise". The

Board of Directors believes that the current members of the Audit Committee are well qualified to perform the functions for which the Audit Committee is responsible, notwithstanding that they do no satisfy the stringent requirements of the definition of "audit committee financial expert" in Item 401 of Regulation S-K.

The Compensation Committee determines the compensation of the directors and executive officers; assists the Board of Directors in the creation and implementation of employee compensation, incentive and benefit policies and plans; administers pension and other employee benefit plans; and administers and decides on grants under the stock option and restricted stock unit plans. A copy of the Charter of the Compensation Committee is available at the Corporate Governance section of the Company's website (www.albint.com). The current members of the Compensation Committee are Thomas R. Beecher, Jr. (Chairman), Charles B. Buchanan, Francis L. McKone, G. Allan Stenshamn and Christine L. Standish.

Certain Business Relationships and Related Transactions

Christine L. Standish and John C. Standish are directors of the Company. Christopher Wilk, Ms. Standish's husband, and John C. Standish served as employees of the Company during 2003. In consideration of these services, the Company paid salary and other compensation of $88,530 to Mr. Wilk. John C. Standish was paid salary and other compensation of $120,619. Mr. Standish exercised 7,080 stock options during 2003, resulting in gross pre-tax earnings of $54,620. The Company also granted to John C. Standish 600 Restricted Stock Units pursuant to the Albany International Corp. 2003 Restricted Stock Unit Plan. As employees, each of these individuals also received benefits under the Company's profit sharing, insurance, disability and other employee benefit plans in accordance with the terms of such plans.

Chairman Emeritus

As Chairman Emeritus of the Board of Directors, J. Spencer Standish is invited to all meetings of the Board of Directors and Committees of the Board and normally attends such meetings. When visiting the Company's headquarters, he is provided with office space and secretarial services. He also visits other Company facilities in the United States and abroad from time to time. Mr. Standish was reimbursed a total of $11,644 for expenses incurred during 2003 in connection with such visits and his attendance at meetings. Other than his pension under the Company's retirement plans, and reimbursement of expenses, Mr. Standish receives no fees or compensation for his activities with respect to the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and officers, and any persons holding more than 10% of the Company's Class A Common Stock, to file with the Securities and Exchange Commission reports disclosing their initial ownership of the Company's equity securities, as well as subsequent reports disclosing changes in such ownership. To the Company's knowledge, based solely on a review of such reports furnished to it and written representations by certain reporting persons that no other reports were required, all persons who were subject to the reporting requirements of Section 16(a) complied with such requirements during the year ended December 31, 2003.

Share Ownership

As of the close of business on March 1, 2004, shares of capital stock of the Company were beneficially owned by each of the directors, the named officers and all directors and officers as a group, as follows:

	Shares of Class A Common Stock Beneficially Owned(a)	Percent of Outstanding Class A Common Stock	Shares of Class B Common Stock Beneficially Owned	Percent of Outstanding Class B Common Stock
Frank R. Schmeler	367,218 (b)	1.19%	—	—
Thomas R. Beecher, Jr.	657,656 (c)	2.10%	645,625 (d)	19.95%
Charles B. Buchanan	16,675 (e)	(f)	—	—
Francis L. McKone	129,678 (g)	(f)	1,050	(f)
G. Allan Stenshamn	7,896	(f)	—	—
Barbara P. Wright	30,112 (h)	(f)	—	—
Joseph G. Morone	1,694	(f)	—	—
Christine L. Standish	157,741 (i)	(f)	153,022 (j)	4.73%
Erland E. Kailbourne	2,359	(f)	—	—
James L. Ferris	1,259	(f)	—	—
John C. Standish	167,082 (k)	(f)	153,022 (l)	4.73%
Hugh J. Murphy	101	(f)	—	—
Edward Walther	62,000 (m)	(f)	—	—
Michael C. Nahl	353,982 (n)	1.14%	1,050	(f)
William M. McCarthy	54,774 (o)	(f)	—	—
Michel J. Bacon	46,337 (p)	(f)	—	—
All officers and directors as a group (24 persons)	1,879,981	6.00%	651,237	20.12%

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(a)   Since shares of Class B Common Stock are convertible at any time into shares of Class A Common Stock on a one-for-one basis, they are reflected in the above table both as Class B shares beneficially owned and as Class A shares beneficially owned.

(b)   Includes (i) 34,718 shares owned outright and (ii) 332,500 shares issuable upon exercise of options exercisable currently or within 60 days. Does not include 100 shares held as custodian for his granddaughter, as to which shares he disclaims beneficial ownership.

(c)   Includes (i) 10,320 shares owned outright, (ii) 1,711 shares owned by the Messer Foundation, an entity over the assets of which Mr. Beecher shares voting and dispositive power and (iii) 645,625 shares issuable upon conversion of an equal number of shares of Class B Common Stock. The nature of Mr. Beecher's ownership of Class B shares is described in note (d) below. Does not include 104 shares owned by his spouse, as to which shares he disclaims beneficial ownership.

(d)   Includes (i) 247,154 shares held by a trust for the sole benefit of John C. Standish (son of J. Spencer Standish) and (ii) 247,153 shares held by a trust for the sole benefit of Christine L. Standish (daughter of J. Spencer Standish). Mr. Beecher is the sole trustee of such trusts with sole voting and investment power. Also includes 151,318 shares held by the Standish Delta Trust. Does not include 868,013 shares held by J. S. Standish Company, of which he is a director.

(e)   Includes (i) 14,875 shares owned outright, and (ii) 1,800 shares issuable upon exercise of options exercisable currently or within 60 days. Does not include 500 shares owned outright by his spouse, as to which shares he disclaims beneficial ownership.

(f)   Ownership is less than 1%.

(g)   Includes (i) 52,628 shares owned outright, (ii) 76,000 shares issuable upon exercise of options exercisable currently or within 60 days and (iii) 1,050 shares issuable upon conversion of an equal number of shares of Class B Common Stock.

(h)   Includes 30,112 shares owned outright or as community property with her spouse. Does not include 790,381 shares held in various trusts of which she is a beneficiary but in regard to which she has no voting or investment power.

(i)   Includes (i) 2,708 shares owned outright, (ii) 153,022 shares issuable upon conversion of an equal number of shares of Class B Common Stock and (iii) 2,011 shares held by Ms. Standish or her husband, an employee of the Company, in their respective accounts in the Company's 401(k) retirement savings and employee stock ownership plans. The nature of Ms. Standish's beneficial ownership of the Class B shares is described in note (j) below.

(j)   Includes (i) 1,704 shares owned outright and (ii) 151,318 shares owned by the Standish Delta Trust. Does not include (i) 247,153 shares held by a trust for her sole benefit, as to which she has no voting or investing power, (ii) 868,013 shares held by J. S. Standish Company, of which she is a director, (iii) 10,700 shares held by the Christine L. Standish Gift Trust, a trust for the benefit of her descendants as to which she has no voting or investment power, or (iv) 120,000 shares held by The Christine L. Standish Delta Trust, a trust for the benefit of her descendants as to which she has no voting or investment power.

(k)   Includes (i) 153,022 shares issuable upon conversion of an equal number of shares of Class B Common Stock, (ii) 1,020 shares held by Mr. Standish in his account in the Company's 401(k) retirement savings and employee stock ownership plans and (iii) 13,040 shares issuable upon exercise of options currently exercisable. The nature of Mr. Standish's beneficial ownership of the Class B shares is described in note (l) below. Does not include 11 shares owned by his spouse, as to which shares he disclaims beneficial ownership.

(l)   Includes (i) 1,704 shares owned outright and (ii) 151,318 shares owned by the Standish Delta Trust. Does not include (i) 247,154 shares held by a trust for his sole benefit, as to which he has no voting or investment power, (ii) 868,013 shares held by J. S. Standish Company, of which he is a director, (iii) 10,700 shares held by the John C. Standish Gift Trust, a trust for the benefit of his descendants as to which he has no voting or investment power, or (iv) 120,000 shares held by the John C. Standish Delta Trust, a trust for the benefit of his descendants as to which he has no voting or investment power.

(m)   Issuable upon exercise of options exercisable currently or within 60 days.

(n)   Includes (i) 2,302 shares owned outright, (ii) 630 shares held in the Company's employee stock ownership plan, (iii) 350,000 shares issuable upon exercise of options exercisable currently or within 60 days and (iv) 1,050 shares issuable upon conversion of an equal number of shares of Class B Common Stock.

(o)   Includes (i) 2,274 shares held in the Company's employee stock ownership plan and (ii) 52,500 shares issuable upon exercise of options exercisable currently or within 60 days.

(p)   Includes (i) 202 shares owned outright, (ii) 1,135 shares held in the Company's employee stock ownership plan and (iii) 45,000 shares issuable upon exercise of options exercisable currently or within 60 days.

Each of the individuals named in the preceding table has sole voting and investment power over shares listed as beneficially owned, except as indicated.

The following persons have informed the Company that they were the "beneficial owners" (as defined by Rule 13d-3 of the Securities Exchange Act of 1934) of more than five percent of the Company's outstanding shares of Class A Common Stock:

Name(s)(a)	Shares of Company's Class A Common Stock Beneficially Owned*	Percent of Outstanding Class A Common Stock
FMR Corp.	2,647,853 (b)	8.72%
J. Spencer Standish	2,583,707 (c)	7.78%
Bruce B. Purdy	1,712,832 (d)	5.65%
FleetBoston Financial Corporation	1,618,446 (e)	5.33%

* As of December 31, 2003, except for J. Spencer Standish, whose holdings are shown as of March 1, 2004.

_____

(a)   Addresses of the beneficial owners listed in the above table are as follows: FMR Corp., 82 Devonshire Street, Boston, Massachusetts 02109; J. Spencer Standish, 395 Llwyd's Lane, Vero Beach, Florida 32963; Bruce B. Purdy, P.O. Box 7818, Incline Village, Nevada 89452; and FleetBoston Financial Corporation, 111 Westminster Street, Providence, Rhode Island 02903.

(b)   Represents shares beneficially owned by subsidiaries of FMR Corp., including Fidelity Management & Research Company and FMR Co., Inc., or investment companies managed by such subsidiaries, including Fidelity Value Fund. Such subsidiaries may also be investment advisers to, or managers of, client accounts. FMR Corp. and/or one or more of such entities has sole power to vote or direct the vote of 404,523 such shares, and sole power to dispose or direct the disposition of all of such shares.

(c)   Includes 2,583,707 shares issuable upon conversion of an equal number of shares of Class B Common Stock. 1,715,694 shares of Class B Common Stock are held by trusts as to which he has sole voting and investment power; the remaining 868,013 shares are held by J. S. Standish Company (J. S. Standish Company is a corporation as to which J. Spencer Standish holds the power to elect all of the directors.). Current directors of J. S. Standish Company include J. Spencer Standish, John C. Standish (son of J. Spencer Standish), Christine L. Standish (daughter of J. Spencer Standish) and Thomas R. Beecher, Jr. (a director of the Company). Does not include (x) 6,423 shares of Class A Common Stock beneficially owned by his daughter, Christine L. Standish, a director of the Company, (y) 15,764 shares of Class A Common Stock beneficially owned by his son, John C. Standish, a director of the Company, or (z) 151,318 shares issuable upon conversion of an equal number of shares of Class B Common Stock held by the Standish Delta Trust. Mr. Standish disclaims beneficial ownership of such shares.

(d)   Includes (i) 1,401,379 shares held by trusts as to which Mr. Purdy shares voting and investment power, and (ii) 131,453 shares held by trusts as to which his wife shares voting and investment power as co-trustee (Mr. Purdy disclaims beneficial ownership of such shares). Also includes 180,000 shares transferred to Meadowbrook Equity Fund III LLC in exchange for Fund interests. A trust as to which Mr. Purdy shares voting and investment power has the right to reacquire such shares. (Mr. Purdy disclaims beneficial ownership of such shares.)

(e)   Represents shares beneficially owned by subsidiaries of FleetBoston Financial Corporation, including Fleet National Bank and Columbia Management Advisors, Inc. FleetBoston Financial Corporation and/or one or more of such entities has sole power to vote or direct the vote of 1,387,479 such shares, shared power to vote or direct the vote of none of such shares, sole power to dispose or direct the disposition of 1,617,346 such shares, and shared power to dispose or direct the disposition of 1,100 such shares.

The following persons have informed the Company that they are the beneficial owners of more than five percent of the Company's outstanding shares of Class B Common Stock as of March 1, 2004:

Name(s)(a)	Shares of Company's Class B Common Stock Beneficially Owned	Percent of Outstanding Class B Common Stock
J. Spencer Standish...	2,583,707 (b)	79.83%
J. S. Standish Company	868,013	26.82%
Thomas R. Beecher, Jr.	645,625 (c)	19.95%

———————

(a)   Addresses of the beneficial owners listed in the above table are as follows: J. Spencer Standish, 395 Llwyd's Lane, Vero Beach, Florida 32963, New York 12211; J. S. Standish Company, c/o J. Spencer Standish, 395 Llwyd's Lane, Vero Beach, Florida 32963; and Thomas R. Beecher, Jr., c/o Ballynoe Inc., 300 Theater Place, Buffalo, New York 14202.

(b)   Includes (i) 868,013 shares held by J. S. Standish Company, a corporation of which he is a director and as to which he holds the power to elect all of the directors and (ii) 1,715,694 shares held by trusts as to which he has sole voting and investment power. Does not include (x) 1,704 shares of Class B Common Stock owned outright by his son, John C. Standish, (y) 1,704 shares of Class B Common Stock owned outright by his daughter, Christine L. Standish, or (z) 151,318 shares held by the Standish Delta Trust. Mr. Standish disclaims beneficial ownership of such shares.

(c)   Includes (i) 247,154 shares held by a trust for the sole benefit of John C. Standish (son of J. Spencer Standish) and (ii) 247,153 shares held by a trust for the sole benefit of Christine L. Standish (daughter of J. Spencer Standish). Mr. Beecher is the sole trustee of such trusts with sole voting and investment power. Also includes 151,318 shares held by the Standish Delta Trust, of which he is trustee with shared voting and investment power. Does not include 868,013 shares held by J. S. Standish Company, of which he is a director.

Voting Power of Mr. Standish

J. Spencer Standish, related persons (including Christine L. Standish and John C. Standish, directors of the Company) and Thomas R. Beecher, Jr., as sole trustee of trusts for the benefit of descendants of J. Spencer Standish, now hold in the aggregate shares entitling them to cast approximately 51.4% of the combined votes entitled to be cast by all stockholders of the Company. Accordingly, if J. Spencer Standish, related persons and Thomas R. Beecher, Jr., as such trustee, cast votes as expected, election of the director nominees listed above will be assured.

Executive Compensation

Summary Compensation Table

The following table sets forth information regarding compensation of the Company's Chief Executive Officer and each of the Company's four other most highly compensated executive officers (together hereinafter referred to as "the Named Officers"), based on salary and bonuses earned during 2003.

Name and Principal Position	Fiscal Year	Annual Compensation			Long-Term Compensation		All Other Compensation
		Salary	Bonus(1)	Other Annual Compensation(2)	Restricted Stock Awards(3)	Stock Options	
Frank R. Schmeler	2003	$647,733	$661,100	–	$767,000	–	$ 4,386(4)
Chairman of the Board and	2002	635,234	350,000	–	–	40,000	74,814(4)
Chief Executive Officer	2001	581,485	434,300	–	–	40,000	70,311(4)
Edward Walther	2003	$396,616	$302,100	–	$230,100	–	$ 4,784(4)
Group Vice President	2002	383,617	159,300	–	–	20,000	65,478(4)
	2001	389,743	220,600	–	–	20,000	59,750(4)
Michael C. Nahl	2003	$374,268	$302,100	–	$230,100	–	$ 13,906(5)
Senior Vice President and	2002	382,434	159,300	–	–	–	112,767(4)
Chief Financial Officer	2001	364,710	218,400	–	–	–	108,434(4)
William M. McCarthy	2003	$354,233	$287,700		$230,100	–	$ 1,826(4)
Group Vice President	2002	331,734	139,900	$ 24,001(6)	–	20,000	19,584(4)
	2001	311,485	199,600	–	–	20,000	31,932(7)
Michel J. Bacon	2003	$337,152	$287,700	$113,003(8)	$230,100	–	$ 45,331(9)
Group Vice President	2002	306,650	139,900	87,700(10)	–	20,000	67,363(9)
	2001	299,777	195,500	–	–	20,000	34,429(9)

_____

(1)   Reflects bonus earned during the fiscal year that was paid during 2004, including a special supplemental bonus (see "Compensation of the Executive Officers" on page 15).

(2)   While the Named Officers enjoy certain perquisites, such perquisites did not exceed, during the fiscal year, the lesser of $50,000 or 10% of the salary and bonus of any of the Named Officers.

(3)   Value, at grant date, of restricted stock units granted under the Company's Restricted Stock Unit Plan.

(4)   Above-market earnings credited, but not paid or payable, to the Named Officer during the fiscal year with respect to deferred compensation.

(5)   Includes (a) above-market earnings of $3,906 credited, but not paid or payable, to Mr. Nahl during 2003 with respect to deferred compensation and (b) $10,000 of Company contributions to the Company's 401(k) plan.

(6)   Reimbursement of taxes resulting from international assignment.

(7)   Includes (a) above-market earnings of $18,057 credited, but not paid or payable, to Mr. McCarthy during 2001 with respect to deferred compensation and (b) international assignment premium of $13,875.

(8)   Includes (a) reimbursement of taxes resulting from international assignment ($69,939) and (b) housing expenses resulting from international assignment ($43,064).

(9)   Includes (a) above-market earnings of $2,181 in 2003, $25,213 in 2002 and $23,512 in 2001 credited, but not paid or payable, to Mr. Bacon during such year with respect to deferred compensation, (b) international assignment premiums of $33,150 in 2003, $30,650 in 2002 and $10,917 in 2001 and (c) $10,000 of Company contributions to the Company's 401(k) plan during 2003 and $11,500 during 2002.

(10)   Includes housing expenses resulting from international assignment ($32,500) and non-U.S. taxes paid in connection with such expenses ($23,000).

Option/RSU Grants in Last Fiscal Year

	Individual Grants(1)				
Name	Number of Securities Underlying Options/ RSUs Granted	% of Total Options/RSUS Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)(1)	Expiration Date(2)	Grant Date Present Value $(3)
Frank R. Schmeler	25,000	15.9%	$0	11/13/2008	$767,000
Edward Walther	7,500	4.8%	$0	11/13/2008	230,100
Michael C. Nahl	7,500	4.8%	$0	Retirement	230,100
William M. McCarthy	7,500	4.8%	$0	11/13/2008	230,100
Michel J. Bacon	7,500	4.8%	$0	11/13/2008	230,100

_____

(1)   All of the grants referred to in the table were in the form of Restricted Stock Units ("RSUs") under the Company's Restricted Stock Unit ("RSU") Plan. No stock options were granted during the last fiscal year. Upon vesting, each RSU is paid in full in cash, in an amount equal to the average closing price of one share of the Company's Class A Common Stock during a specified period preceding the vesting date. No shares of Class A Common Stock are issued or issuable under the RSU Plan. There is no exercise price. In lieu of cash dividends, a holder of RSUs is credited with additional RSUs equal to the number of shares of Class A Common Stock having the same value on the dividend payment date as the aggregate dividends that would be payable on shares of Class A Common Stock equal in number to the RSUs held by such holder.

(2)   Each RSU award vests (and is immediately paid in cash) as to 20% of the awarded units on each of the first five anniversaries of the date of grant, but only if the holder is then employed by the Company or a subsidiary. In the event of termination of employment, all unvested RSUs terminate without payment, except that, in the case of voluntary termination after age 62, death, disability or involuntary termination, one-half of all unvested RSUs automatically vest and are paid at termination. Holders may elect to defer the vesting of RSUs until retirement or a date certain by filing an election form prior to grant. Of the listed officers, only Mr. Nahl has elected to defer vesting, in his case, until retirement.

(3)   Grant date present values of RSU awards are calculated by multiplying the number of units by the closing price of the Company's Class A Common Stock on the date of grant.

Option/SAR Exercises During 2003 And Year-End Values

The following table sets forth information with respect to stock options held by the Named Officers at December 31, 2003. No stock appreciation rights were held by the Named Officers at that date.

Name	Shares Acquired on Exercise (#)	Value Realized $(1)	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised in-the-Money Options at December 31, 2003 ($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Frank R. Schmeler	–	–	332,500	72,500	$5,302,260	$1,099,196
Edward Walther	45,000	$347,055	96,600	39,400	1,404,095	614,143
Michael C. Nahl...............	–	–	350,000	250,000	5,908,750	2,084,375
William M. McCarthy	25,000	296,250	52,500	35,000	824,505	521,708
Michel J. Bacon	40,000	417,053	45,000	35,000	737,130	521,708

———————

(1) Represents the difference between (a) the aggregate price for which shares underlying such options were sold in a cashless exercise and (b) the aggregate exercise price for such options.

(2) Represents the difference between the closing price of the Company's Class A Common Stock on December 31, 2003 ($33.90 per share) and the exercise price of the options.

Pension Plan Table

The following table shows, as of December 31, 2003, the maximum amounts payable (on a straight life annuity basis) at age 65 under the Company's Pension Plus Plan. The amounts shown are without regard to the impact of the limits on credited earnings prescribed by Section 401 of the Internal Revenue Code and on annual benefits prescribed by Section 415 of the Internal Revenue Code, in each case as described in the Pension Plus Plan.

	Maximum Annual Benefits Upon Retirement with Years of Service Indicated				
Credited Earnings(1)	15 Years	20 Years	25 Years	30 Years	35 Years
	(rounded to nearest $500)				
$125,000..	$25,500	$34,000	$42,500	$51,000	$52,500
150,000..	31,000	41,500	52,000	62,500	64,500
175,000..	37,000	49,000	61,500	73,500	76,000
200,000..	42,500	56,500	71,000	85,000	87,500
225,000..	48,000	64,000	80,000	96,000	99,000
250,000..	53,500	71,500	89,500	107,500	110,500
300,000..	65,000	86,500	108,500	130,000	133,500
400,000..	87,500	116,500	146,000	175,000	180,000
450,000..	98,500	131,500	164,500	197,500	203,000
500,000..	110,000	146,500	183,500	220,000	226,000

———————

(1) The Company's Pension Plus Plan, applicable to all salaried and most hourly employees in the United States who began employment on or before October 1, 1998, provides generally that an employee who retires at his or her normal retirement age (age 65) will receive a maximum annual pension equal to (a) 1% of his or her average annual base compensation for the three most highly compensated consecutive calendar years in his or her last ten years of employment times his or her years of service (up to 30) plus (b) .5% of the amount by which such average annual base compensation exceeds a Social Security offset ($33,918 in 2003, increasing thereafter in proportion to the

increase in the Social Security Taxable Wage Base) times his or her years of service (up to 30) plus (c) .25% of such average annual base compensation times his or her years of service in excess of 30. Effective April 1, 1994, the aggregate benefit payable pursuant to clauses (a) and (b) above was reduced to 1% of such average annual compensation for years of service (up to 30) earned after March 31, 1994. Effective January 1, 1999, this benefit was reduced further to .75% of such average annual compensation for years of service (up to 30) earned after December 31, 1998. In the case of any plan participant who, at April 1, 1994, had at least 10 years of service and whose age plus years of service totaled 60 or higher, the effect of the foregoing reductions may be limited if necessary to ensure that the reductions do not result in pensions below a certain amount. Each of the Named Officers other than Mr. Walther is eligible for this "Rule of 60" limitation. In any event, the numbers in the foregoing table do not reflect any such reductions.

In the case of the Named Officers, base compensation for purposes of the Pension Plan is the amount shown as "Salary" in the Summary Compensation Table. The number of credited years of service under the Plan for each of the Named Officers are as follows: 40 years for Frank R. Schmeler; 9 years for Edward Walther; 23 years for Michael C. Nahl; 26 years for William M. McCarthy; and 26 years for Michel J. Bacon.

Certain employees of the Company who were active on June 30, 2002 are entitled to receive additional qualified supplemental retirement ("QSERP") benefits under the Pension Plus Plan. Under the QSERP, each covered employee is credited with an initial QSERP account balance in a specified amount. Each such participant has renounced any and all claims to an equal amount of account balances under the Company's deferred compensation plans. Each QSERP account is credited with interest at 8.5% annually until retirement, at which time the QSERP account value is payable in the form of an actuarially equivalent single life annuity or, at the election of the participant, in a single lump sum.

The anticipated annual values of annuitized QSERP benefits to each of the Named Officers upon retirement at age 65 are as follows: $92,230 for Mr. Bacon, $85,252 for Mr. McCarthy, $0 for Mr. Nahl, $68,675 for Mr. Schmeler and $121,656 for Mr. Walther. For each of the Named Officers, as well as for any other employees entitled to benefits under the QSERP, aggregate annual payments under the Pension Plus Plan (including QSERP benefits) may not exceed the limits imposed by Section 415 of the Internal Revenue Code (currently $160,000).

Section 415 of the Internal Revenue Code places certain limitations on pensions that may be paid under federal income tax qualified plans. Section 401 of the Code also limits the amount of annual compensation that may be used to calculate annual benefits under such plans. The Company has adopted an unfunded supplemental employee retirement plan pursuant to which the Company will replace any Pension Plus Plan benefits which a participant is prevented from receiving by reason of these limitations. All employees, including executive officers, to whom such limitations become applicable are eligible to receive benefits under the unfunded supplemental employee retirement plan.

Compensation Committee Report on Executive Compensation

Decisions with respect to compensation of executive officers and the grant of stock options were made in 2003 by the Compensation Committee of the Board of Directors. The members of the Committee from January 1 until May 8, 2003 were: Thomas R. Beecher, Jr. (Chairman), Francis L. McKone, G. Allan Stenshamn, Barbara P. Wright, Christine L. Standish and Erland E. Kailbourne. On May 8, 2003, Charles B. Buchanan became a member of the Committee and Mrs. Wright and Mr. Kailbourne ceased to be members.

The Compensation Committee has provided the following report:

Compensation of the Executive Officers

The Compensation Committee seeks to compensate the executive officers of the Company, including the Chief Executive Officer, at levels, and in a manner, which will:

(a)   enable the Company to attract and retain talented, well-qualified, experienced and highly-motivated individuals whose performance will substantially enhance the Company's performance; and

(b)   closely align the interests of each executive officer with the interests of the Company's stockholders.

These objectives are pursued through a base salary, annual cash bonuses, stock options and restricted stock units.

Total cash compensation of each executive officer -- base salary plus annual cash bonus -- is intended to be competitive with companies with which the Company competes for executive talent. The Committee believes that such competitors are not limited to companies in the same industry and that comparisons should be made to the compensation practices of a cross-section of U.S. industrial companies with comparable sales volumes and international complexity. The Committee retains the services of professional compensation consultants to compare the compensation of its executive officers with such a cross section. The consultants carry out such a comparison annually in the case of the Company's senior executive officers and periodically (most recently, in connection with increases granted in 2001) with respect to all executive officers. In addition, the Committee reviews such published surveys and other materials regarding compensation as are provided from time to time by the Company's Human Resources Department.

In general, the Committee sought to achieve total cash compensation for 2003 for each executive officer, including the Named Officers, that would place it at the median of compensation paid by U.S. industrial companies with comparable sales volumes and international complexity to executives with comparable talents, qualifications, experience and responsibilities. Where positions of a comparable nature could not be identified in comparable companies, total cash compensation was established by reference to other positions within the Company for which comparisons could be identified. The Committee also made such adjustments as it deemed appropriate to reflect the past and anticipated performance of the individual executive officer, to take into account various subjective criteria such as leadership ability, dedication and initiative, and to achieve internal equity in compensation.

Base salaries of executive officers, including the Named Officers, are established as a percentage of targeted cash compensation for each officer, the percentage ranging from 66 $^2/_3$% in the case of the Chief Executive Officer to approximately 77% in the case of other executive officers. Base salaries are not based on corporate or business unit performance. Annual cash bonuses, on the other hand, are focused on corporate and business unit performance factors identified by the Committee and on the performance of the individual executive officer in the relevant fiscal year. A cash bonus sufficient to bring total cash compensation to the targeted level is paid only if the Committee determines that the performance levels that it considers appropriate for the particular fiscal year have been achieved. Lesser bonuses will be paid if such performance levels are not achieved and larger bonuses will be paid if performance exceeds such levels.

Salaries of executive officers are customarily adjusted in April of each year. In April 2003, the salaries of all executive officers were increased by an average of approximately 3.19% (excluding increases granted in recognition of a substantial change in responsibilities) to reflect the reported rate of increases by comparable companies. Increases actually granted to executive officers for this purpose ranged from 0% to 3.5%.

Early in 2003, the Committee determined that cash bonuses for executive officers for the year would be based, as in 2002, on Company performance with respect to operating income, share of market and management of inventories and accounts receivable. The Committee further indicated that it would exercise its discretion, after the close of the fiscal year, in determining to what extent cash bonuses had been earned, and reserved the right to take individual performance factors into account and to employ both objective and subjective criteria.

Following the close of 2003, the Committee reviewed Company performance with respect to the three factors it had identified. The Committee determined that, as a general matter, the annual bonuses for executive officers for 2003 should be approximately 87% of their target levels, with variations made on the basis of individual performance. In addition, the Committee determined that a special supplemental bonus would be paid with respect to 2003 to 16 senior executive officers of the Company, based on the normal bonus target levels applicable to each such officer's salary range. The supplemental bonus was paid in recognition of the fact that the Company's deferred compensation plan for active employees had been discontinued in 2003 and no alternative long-term incentive plans had as yet been implemented.

The Company's 1998 Stock Option Plan was the only stock option plan under which grants could be made during 2003. No stock appreciation rights may be granted under the 1998 Plan and stock options granted may not be treated as Incentive Stock Options under the Internal Revenue Code. Options granted under the 1998 Plan are intended as an incentive to officers and other key employees of the Company to encourage them to remain in the employ of the Company by affording them a greater interest in its success. The Committee determines when options become exercisable. Normally, 20% of each grant becomes exercisable each year, but only if the optionee is an employee at the time. The exercise price of each option is the market price of the Company's shares on the date of the grant. In accordance with the prospective approach described in Financial Accounting Standard No. 148, the Company will record compensation expense for any options granted after December 31, 2002. No compensation expense was recognized for options granted prior to that date. No stock options were granted during 2003.

In November, 2003, the Compensation Committee adopted the 2003 Restricted Stock Unit Plan ("the RSU Plan").The RSU Plan is intended to encourage officers and other key employees to remain in the employ of the Company by affording them a greater interest in its success. Each restricted stock unit granted under the RSU Plan entitles the grantee to receive the fair market value of a share of Class A Common Stock of the Company at the time the unit vests. The Committee determines when units will vest. Normally, 20% of each grant vests on each anniversary date of the grant. The RSU Plan gives grantees the right to defer receipt of payment for vested units to a date not later than the termination of employment. The Committee made an initial grant of units to officers and key employees at the time of adoption of the RSU Plan.

The Committee regards the RSU Plan as an alternative to the 1998 Stock Option Plan and does not currently expect that it will grant both stock units and stock options to employees as a normal practice.

At the present time, the Committee anticipates that Section 162(m) of the Internal Revenue Code will prevent the Company from deducting a portion of Mr. Schmeler's annual compensation for 2004. In addition, in the event that any of the Named Officers should exercise stock options during 2004, Section 162(m) could prevent the Company from deducting a portion of the income realized by such officer, in the event that such income, when added to such officer's salary and bonus paid during 2004, exceeds $1 million.

Compensation of Chief Executive Officer

As in the case of the other executive officers, the target total cash compensation of Mr. Schmeler for 2003 was set at a level believed by the Committee to be reasonably competitive with compensation paid by comparable U.S. industrial companies to chief executives with comparable talents, qualifications, experience and responsibility. The Company also took into consideration Mr. Schmeler's many years of outstanding service to the Company.

At Mr. Schmeler's request, no salary increase was granted to him during 2003. In February 2004, the Committee granted Mr. Schmeler a bonus of approximately 120% of target in recognition of his success in meeting goals established for 2003, including implementation of operational and personnel improvements while simultaneously reducing costs, maintenance of substantial cash flows, refinancing of the Company's long term debt and managing changes to the Company's corporate governance and control systems and procedures as the result of new legal requirements. The Committee also granted Mr. Schmeler a special supplemental bonus of $286,100 for 2003 as a result of the discontinuance of participation in the deferred compensation plan and the absence of implementation of alternative long-term incentive plans. In November 2003, Mr. Schmeler was granted 25,000 stock units under the newly-adopted 2003 Restricted Stock Unit Plan. (See "Option/RSU Grants in Last Fiscal Year" on page 13.) In making the grant, the Committee took into consideration the importance to the Company of Mr. Schmeler's continued service, the amount of stock options granted to Mr. Schmeler in prior years, his position of responsibility, his compensation level and the size of the restricted stock unit grants made to others.


Compensation Committee
Thomas R. Beecher, Jr., Chairman
Charles B. Buchanan
Francis L. McKone
G. Allan Stenshamn
Christine L. Standish


Compensation Committee Interlocks and Insider Participation

During 2003 the members of the Compensation Committee included directors Beecher, McKone, Stenshamn, Wright, C. L. Standish, Kailbourne and Buchanan (Mr. Kailbourne and Mrs. Wright serving only until May 8, 2003 and Mr. Buchanan joining the Committee on that date).

No member of the Committee was an employee during 2003. Mr. McKone served as Chairman of the Board and Chief Executive Officer of the Company until May 2001. Mr. Buchanan retired as a Vice President and Secretary of the Company in 1997. Ms. C. L. Standish's husband and her brother, John C. Standish, are employees of the Company, but are not executive officers. (See "Certain Business Relationships and Related Transactions" on page 7 for a description of remuneration paid by the Company to Ms. Standish's husband and brother.) Ms. Standish and Mr. Beecher are directors of J. S. Standish Co. Mr. Beecher is also Secretary of that corporation. Mr. Stenshamn is the Chairman of the Board and a director, but not an employee, of five Swedish subsidiaries of the Company: Albany International Holding AB; Albany International AB; Albany Door Systems AB; Nordiska Maskinfilt AB; and DEWA Consulting AB.

Audit Committee Report

The Audit Committee has provided the following report:

The Audit Committee has reviewed, and discussed with management and the independent auditors, PricewaterhouseCoopers LLP ("PwC"), the financial statements for 2003. The Audit Committee has also discussed with PwC the written disclosures and the letter from PwC required by Independence Standards Board No. 1 (Independence Discussions with Audit Committees), as modified and supplemented, has discussed with PwC its independence, and has considered whether the provision by PwC of the services referred to below under "Independent Auditors, All Other Fees" is compatible with maintaining the independence of PwC.

Based on the foregoing discussions, disclosures and letter, the Audit Committee recommended to the Board of Directors that the audited statements for 2003 be included in the Company's Annual Report on Form 10-K for 2003 for filing with the Securities and Exchange Commission.

The financial reporting process of the Company, including the system of internal controls and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, is the responsibility of the Company's management. The Company's independent auditors (PwC) are responsible for auditing the financial statements. The Audit Committee monitors and reviews these processes. The members of the Audit Committee are not employees of the Company and do not represent themselves as experts in the field of accounting or auditing. The Committee's Charter provides that the members of the Committee are entitled to rely, and they do rely, on advice, information and representations that they receive from the independent auditors, management and the head of internal audit. Accordingly, the review, discussions and communications conducted by the Audit Committee do not assure that the financial statements of the Company are presented in accordance with accounting principles generally accepted in the United States of America, that the audit of the Company's financial statements has been carried out in accordance with auditing standards generally accepted in the United States of America or that the Company's independent auditors are, in fact, "independent".

> Audit Committee
> Erland E. Kailbourne, Chairman
> Barbara P. Wright
> Joseph G. Morone
> James L. Ferris
> Hugh J. Murphy

Stock Performance Graph

The following graph compares cumulative total return of the Company's Class A Common Stock during the five years ended December 31, 2003 with the cumulative total return on the S&P 500 Index and the Dow Jones U.S. Paper Products Index (symbol: PAP), as well as with a selected peer group.

Albany International Corp.
Five Year Cumulative Total Return



Companies in the Dow Jones U.S. Paper Products Index are: Boise Cascade Corp., Bowater Incorporated, Caraustar Industries, Inc., International Paper Co., MeadWestvaco Corp., Pope & Talbot, Inc., Potlatch Corp. and Wausau-Mosinee Paper Corporation. All are significant customers of the Company in the U.S.

The peer group consists of companies in related industries with comparable sales volumes. Companies included are: The Dixie Group, Inc., Guilford Mills, Inc., Nashua Corporation, and Pope & Talbot, Inc. There are no comparable domestic paper machine clothing manufacturers with publicly reported financial statements. The Company intends to discontinue presentation of the peer group in future filings.

The comparison assumes $100 was invested on December 31, 1998 in the Company's Class A Common Stock, the S&P 500 Index, the Dow Jones U.S. Paper Products Index and the peer group and assumes reinvestment of dividends.

DIRECTORS' ANNUAL RETAINER PLAN

The Company's current Directors' Retainer Plan, approved by the stockholders of the Company in 1996, requires that $10,000 of a director's annual retainer, the total amount of which is determined by the Board of Directors, must be paid in shares of Class A Common Stock of the Company. Under the Corporate Governance Rules of the New York Stock Exchange, the Company cannot increase the portion of the directors' annual retainer to be paid in stock without stockholder approval.

The Company's Corporate Governance Guidelines, a copy of which is available at the Corporate Governance section of the Company's website (www.albint.com), provide that, beginning January 1, 2004, directors who are not employees of the Company will receive a $60,000 annual retainer, $20,000 of which will be paid in shares of Class A Common Stock of the Company; provided, however, that, if the stockholders do not approve an amendment of the current Directors Retainer Plan, to increase the stock portion of the fee from $10,000 to $20,000, the portion that must be paid in stock will remain at $10,000 and the portion paid in cash will be $50,000.

A copy of the proposed Directors' Annual Retainer Plan, which will replace the current Directors' Retainer Plan, is attached to this Proxy Statement as Exhibit B. The Plan (i) provides that it will govern the stock portion of the directors' annual retainer during the period from the 2004 Annual Meeting until it is amended or terminated by the Board of Directors, (ii) extends from May 14, 2006 to May 5, 2013 the period during which shares may be paid under the Plan and (iii) increases the stock portion of the annual retainer from $10,000 to $20,000. The Board of Directors recommends approval of the Directors' Annual Retainer Plan.

INDEPENDENT AUDITORS

In August 2003, PwC was appointed as the Company's auditors for 2003 and to perform the reviews of the financial statements to be included in the Company's quarterly reports to the Securities and Exchange Commission on Form 10-Q with respect to the first three quarters of 2004. The Audit Committee does not expect to take action with respect to the appointment of auditors for 2004 until the second half of the year. A representative of PwC will be present at the Annual Meeting, will be given an opportunity to make a statement and will be available to respond to appropriate questions.

As stated above in the Audit Committee Report, the Audit Committee has received the written disclosures and letter from PwC required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as modified and supplemented, has discussed with PwC its independence, and has considered whether the provision of the services covered by the fees referred to below under "All Other Fees" is compatible with maintaining the independence of PwC.

Audit Fees

The aggregate fees billed by PwC for (a) the audit of the Company's annual financial statements for each of 2002 and 2003, (b) reviews by PwC of the financial statements included in the Company's Forms 10-Q during such periods, and (c) services normally provided by PwC in connection with statutory and regulatory filings or engagements for each such year, was $1,156,754 during 2002, and $1,670,447 during 2003.

Audit-Related Fees

The aggregate fees billed by PwC during 2003 for assurance and related services that are reasonably related to the performance of the audit or review of the Company's annual financial statements, and are not included in the amount reported under the heading "Audit Fees" above, was $21,075. (No amounts were billed during 2002.) Amounts billed during 2003 were for oversight of efforts being undertaken by the Company in connection with future reporting and attestation requirements relating to internal controls and procedures.

Tax Fees

The aggregate fees billed by PwC for tax compliance, tax advice and tax planning in each of 2002 and 2003 were $1,481,603 and $1,225,052, respectively. Billings during each period were primarily for assistance in the preparation of tax returns and filings, assistance in connection with tax audits, tax advice in connection with corporate and business restructuring activities and general tax advice.

All Other Fees

The aggregate fees billed by PwC for all other products and services not described above were $504,957 in 2002 and $166,367 in 2003. Services included in this category consisted principally of audits of certain benefits plans, business and tax education for certain Company employees, advice in connection with benefit plan design, advice relating to global business restructuring activities and review of internal control of information systems.

Pre-Approval Policy

It is the responsibility of the Company's Audit Committee to approve all audit and non-audit services to be performed by the independent auditors, such approval to take place in advance of such services when required by law, regulation or rule.

The Chairman of the Audit Committee is permitted to pre-approve any engagement of the independent auditor for services that could be properly pre-approved by the Committee, provided that the anticipated fees with respect to the services so pre-approved do not exceed $100,000. The Chairman is required to report such pre-approvals to the next regular meeting of the Committee.

The Audit Committee is required to pre-approve each engagement of the independent auditor not pre-approved by the Chairman of the Committee. Each such pre-approval must describe the particular service to be rendered. No pre-approval may be given for any service that would cause the independent auditor to be considered not independent under applicable laws and regulations.

With respect to the engagement of the independent auditor to render non-project-oriented tax advice in countries in which the Company and its subsidiaries have activities, pre-approval of the Audit Committee may take the form of approval of a schedule of amounts anticipated to be expended during specified periods with respect to each country, local management being authorized to initiate the engagements as needed. The Committee may also authorize specific amounts to be allocated by management for such purpose.

None of the 2002 or 2003 services described above were approved by the Audit Committee or its Chairman pursuant to 17 CFR 210.2-01(c)(7)(I)(C) (which permits the waiver of pre-approval requirements in connection with the provision of certain non-audit services).

STOCKHOLDER PROPOSALS

The Company's By Laws provide that proposals of stockholders, including nominations of persons for election to the Board of Directors of the Company, shall not be presented, considered or voted upon at an annual meeting of stockholders, or at any adjournment thereof, unless (i) notice of the proposal has been received by mail directed to the Secretary of the Company at the address set forth in the Notice of Meeting not less than 100 days nor more than 180 days prior to the anniversary date of the last preceding annual meeting of stockholders and (ii) the stockholder giving such notice is a stockholder of record on the date of the giving of such notice and on the record date for the determination of stockholders entitled to vote at such annual meeting. Each such notice shall set forth (i) the proposal desired to be brought before the annual meeting and the reasons for presenting such proposal at the annual meeting, (ii) the name and address, as they appear on the Company's books, of the stockholder making such proposal, (iii) the number and class of shares owned beneficially or of record by such stockholder, (iv) any material interest of such stockholder in the proposal and (v) such other information with respect to the proposal and such stockholder as is required to be disclosed in solicitation of proxies to vote upon such proposal, or is otherwise required, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended ("the Proxy Rules"). In the case of proposed nominations of persons for election to the Board of Directors, each such notice shall also (i) set forth such information with respect to such nominees and the stockholder proposing the nominations as is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, pursuant to the Proxy Rules and (ii) be accompanied by the written consent of each proposed nominee to being named in the Company's proxy statement as a nominee and to serving as a director if elected and by written confirmation by each such nominee of the information relating to such nominee contained in the notice.

Proposals of stockholders that are intended to be presented at the Company's 2005 Annual Meeting of Stockholders must be received by the Company at its principal executive offices at P.O. Box 1907, Albany, New York, 12201-1907 not later than November 18, 2004 in order to be considered for inclusion in the Company's proxy statement and form of proxy. In addition, to be so included, a proposal must otherwise comply with all applicable proxy rules of the Securities and Exchange Commission.

In addition, management proxies for the 2005 Annual Meeting may confer discretionary authority to vote on a stockholder proposal that is not included in the Company's proxy statement and form of proxy if the Company does not receive notice of such proposal by January 29, 2005 or if such proposal has been properly excluded from such proxy statement and form of proxy.

OTHER MATTERS

The Board knows of no other matters to be presented for consideration at the Annual Meeting. Should any other matters properly come before the meeting, the persons named in the accompanying proxy will vote such proxy thereon in accordance with their best judgment.

The cost of soliciting proxies in the accompanying form will be borne by the Company. In addition to solicitation of proxies by use of the mails, regular employees of the Company, without additional compensation, may solicit proxies personally or by telephone.


Thomas H. Hagoort
Secretary


March 15, 2004

ALBANY INTERNATIONAL CORP.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Charter

Purpose of the Committee

The Audit Committee will

(1)   assist the Board of Directors in fulfilling its oversight responsibilities with respect to (a) the integrity of the Company's financial statements and financial reporting process and the Company's systems of internal controls, (b) the performance of the Company's internal audit function, (c) the annual independent audit of the Company's financial statements, the engagement of the independent auditors and the evaluation of the qualifications, independence and performance of the independent auditors, (d) the Company's compliance with legal and regulatory requirements, including the Company's disclosure controls and procedures and (e) the fulfillment of other responsibilities set forth herein;

(2)   prepare the report of the Audit Committee required to be included in the Company's Proxy Statement in connection with the Annual Meeting of Stockholders; and

(3)   provide a means of open communication among the independent auditors, internal auditors, the Board of Directors and management.

Composition

The Board of Directors shall from time to time appoint, from among the members of the Board, the membership of the Audit Committee and its Chairman, all of whom shall serve at the pleasure of the Board. In appointing the members of the Committee, the Board of Directors shall comply with all laws, regulations and rules applicable with respect to the number and qualifications of such members, as such laws, regulations and rules may from time to time be modified or supplemented. No person shall at the same time serve as a member of the Audit Committee of the Company and as a member of the audit committees of more than two other public companies.

The members of the Committee shall choose a Secretary, who shall serve at the pleasure of the Committee.

To the extent permitted by applicable law, regulations and rules, the Committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the Committee.

Meetings

The Committee shall meet at least four times each year. Meetings of the Committee may be called by the Chairman of the Board of Directors, the Chairman of the Committee or a majority of the members of the Committee. In planning the schedule of its meetings, the Committee shall ensure that sufficient opportunities exist for its members to meet (a) separately with the independent auditors, without management or internal auditors, (b) separately with the head of internal audit, without management or the independent auditors, (c) separately with management, without the independent auditors or internal auditors and (d) in private with only the Committee members present. A majority of the total number of members of the Committee shall constitute a quorum for the transaction of business. The vote of a majority of the members present shall be necessary for any action or determination.

<u>Responsibilities</u>

(1)   Appoint and terminate the independent auditors.

(2)   Approve all audit and non-audit services to be performed by the independent auditors, such approval to take place in advance of such services when required by law, regulation or rule. The Committee may delegate to one or more of its members the authority to grant such required pre-approvals, *provided* that any pre-approval granted in such manner shall be presented to the Committee at its next meeting.

(3)   Determine the fees and other compensation of the independent auditors.

(4)   Resolve disagreements between management and the independent auditors regarding financial reporting.

(5)   Oversee and evaluate the work of the independent auditors.

(6)   Require that the independent auditors submit, at least annually, a report describing (a) the independent auditors' internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the internal auditors, or by any review, inquiry or investigation by governmental or professional authorities, within the preceding period of five years respecting one or more independent audits carried out by the independent auditors and (c) any steps taken to deal with any such issues.

(7)   (a) Require that the independent auditors submit, at least annually, a formal written statement satisfying the requirements of Independence Standards Board Standard No. 1, as such Standard may be modified or supplemented, and delineating all relationships between the independent auditors and the Company, (b) engage in an active dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity or independence of the independent auditors and (c) take, or recommend to the Board of Directors, such action as may be deemed appropriate to ensure the independence of the independent auditors.

(8)   Annually report to the Board of Directors its evaluation of the qualifications, performance and independence of the independent auditors.

(9)   Discuss with management, and approve, the appointment or replacement of the head of internal audit; and periodically discuss, with management and the independent auditors, the qualifications and performance of the head of internal audit.

(10)   Periodically evaluate and discuss, separately, with management, the independent auditors and the head of internal audit, the quality of the internal audit function and the qualifications and performance of the senior members of the internal audit team.

(11)   Periodically discuss with the head of internal audit all relationships he or she has with the Company and recommend to the Board of Directors such action as may be deemed appropriate to ensure the independence of the head of internal audit.

(12)   Determine, in consultation with management, the independent auditors and the head of internal audit, the scope of the proposed audits to be conducted for each year by the independent auditors and the internal audit team, and the audit procedures to be employed.

(13)   Periodically review and discuss with the independent auditors, management and the head of internal audit, the Company's (i) accounting policies, (ii) disclosure controls and procedures and internal controls for financial reporting (including information systems controls and security), (iii) disclosure of off-balance sheet transactions and obligations, (iv) utilization of non-GAAP financial measures and (v) any changes therein. The discussion with the independent auditors should include the independent auditors' views as to:

        (a)   the quality, not just the acceptability, of the Company's accounting policies, as applied;

(b) the clarity of the Company's financial disclosures;

(c) the degree of aggressiveness or conservatism of (i) the Company's accounting policies and underlying estimates and (ii) other significant decisions made by management in the preparation of financial disclosures;

(d) any weaknesses in the Company's internal control systems; and

(e) the process by which the Company's handles risk assessment and risk management.

The discussions with management and the head of internal audit should include a review of (a) management's conclusions about the effectiveness of the Company's disclosure controls and procedures and internal controls and procedures for financial reporting (b) any significant deficiencies in the design or operation of, or material weaknesses in or material non-compliance with, the Company's internal controls and procedures for financial reporting and (c) the adequacy of the process by which the Company handles risk assessment and risk management.

(14) Review and discuss with management, after disclosure or communication, each earnings release or other public disclosure, as well as financial information or earnings guidance communicated to analysts and rating agencies.

(15) Review and discuss with management and the independent auditors, after the filing thereof, the quarterly reports, including the financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations", filed by the Company with the Securities and Exchange Commission with respect to the first three quarters of each fiscal year, including the disclosures set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations".

(16) After the completion of each annual audit, and prior to the filing with the Securities and Exchange Commission of the annual report on Form 10K, review and discuss with the independent auditors, management and the head of internal audit:

(a) the annual financial statements, including footnotes, and the reports and communications of the independent auditors with respect to such financial statements and their audit;

(b) any significant findings or recommendations by the independent auditors or the internal auditors and management's responses thereto;

(c) any significant changes in the scope of the audit or the procedures employed;

(d) any difficulties or disputes in the course of the audit, including any restrictions placed on access to information;

(e) the appropriateness of the accounting policies, internal controls and disclosure policies and procedures employed by the Company; and

(f) the matters required to be discussed pursuant to Statement on Auditing Standards No. 61.

(17) After the completion of each annual audit, determine whether, based on its review of the audited financial statements and discussions with respect thereto, the Committee recommends to the Board of Directors that such statements be included in the Company's annual report on Form 10K with respect to the relevant year, it being understood that the Committee is entitled to rely on advice, information and representations that it receives from the independent auditors, management and the head of internal audit.

(18) After the completion of each annual audit, review and discuss with management, the independent auditors and the head of internal audit, prior to the filing thereof, the annual report on Form 10K to be filed by the Company with the Securities and Exchange Commission, including the financial statements and notes and "Management's Discussion and Analysis" incorporated therein.

(19)   Review, evaluate and discuss with management the qualifications, performance and depth of the Company's financial personnel.

(20)   Periodically review and monitor the results of the Company's programs and policies intended to ensure compliance with applicable laws, regulations and rules.

(21)   Establish a policy with respect to the hiring of employees or former employees of independent auditors, which policy shall comply with all applicable laws, regulations and rule, including Section 206 Of the Sarbanes-Oxley Act and rules adopted thereunder.

(22)   Establish procedures for the receipt, retention and treatment of communications, including anonymous communications, reporting (i) a concern or complaint regarding questionable accounting or auditing matters or internal controls, (ii) a possible violation of any law, regulation or rule to which the Company is subject or (iii) a possible violation of the Company's Business Ethics Policy or Code of Ethics for the Chief Executive Officer, Chief Financial Officer and Controller.

(23)   Periodically discuss with management, the independent auditors and the head of internal audit the effect of new or proposed regulatory and accounting initiatives on the Company's financial statements and other public disclosures.

(24)   Periodically discuss with management, including the Company's chief legal officer, and the independent auditors any communication from, or action by, any governmental authority, or any exchange on which securities of the Company may be listed, or any communication from any employee or any other person, that reflects a concern with respect to the Company's financial statements or accounting or auditing matters or with respect to compliance with the Company's Business Ethics Policy or Code of Ethics for the Chief Executive Officer, Chief Financial Officer and Controller.

(25)   Periodically review and update the Company's Business Ethics Policy and Code of Ethics for the Chief Executive Officer, Chief Financial Officer and Controller and oversee the administration and enforcement of such Policy and Code.

(26)   Determine what action should be taken with respect to any violation or potential violation by a Director or executive officer of the Business Ethics Policy or the Code of Ethics for the Chief Executive Officer, Chief Financial Officer and Controller.

(27)   Serve as the "Qualified Legal Compliance Committee" of the Company pursuant to the rules of the Securities and Exchange Commission with respect to Section 307 of the Sarbanes-Oxley Act.

(28)   Annually review and assess the adequacy of the Charter of the Audit Committee and submit any proposed changes to the Board of Directors for consideration.

(29)   In conjunction with the Governance Committee, conduct an annual evaluation of the performance of the Audit Committee.

(30)   Regularly report to the Board of Directors on the activities of the Committee.

(31)   Obtain such advice and assistance from outside legal, accounting or other advisors as the Committee may from time to time deem appropriate and determine the fees and compensation of any such advisors.

(32)   After the completion of each annual audit, and at such other times as the Committee may determine, meet separately with each of

(a)   the independent auditors;

(b)   management; and

(c)   the head of internal audit;

to discuss such matters within the scope of the Committee's responsibilities as may be desired by the independent auditors, management, the head of internal audit or the Committee.

(33)   Carry out such other duties as may be delegated to the Committee by the Board of Directors from time to time.

Disclaimer

Notwithstanding the above, it is <u>not</u> the responsibility of the Audit Committee to (a) plan or conduct audits or (b) determine whether the Company's financial statements or other public disclosures are in accordance with generally accepted accounting principles or other applicable requirements or rules.

Funding

The Company shall provide such funding as is necessary for the payment of fees and compensation to independent auditors and outside advisors employed by the Committee in carrying out its responsibilities.

Access to Books, Records, Facilities and Personnel

The Committee is authorized to investigate any matter brought to its attention and shall have full access to all books, records, facilities and personnel of the Company for such purpose.

EXHIBIT B

DIRECTORS' ANNUAL RETAINER PLAN

1.   This Plan shall govern the annual retainer payable for services as a member of the Board of Directors of Albany International Corp. ("the Company") during the period from the Annual Meeting of Stockholders of the Company in 2004 until it is amended or terminated by the Board of Directors; provided, that in no event shall any shares be paid under this plan after May 5, 2013. This Plan shall affect only the portion of the annual retainer to be paid in shares of Class A Common Stock of the Company.

2.   A portion of the annual retainer payable for service as a member of the Board of Directors each year shall be paid in shares of Class A Common Stock of the Company. The number of shares to be paid each year shall be determined by dividing $20,000 by the per share closing price of a share of such stock on the day of the Annual Meeting at which the election of directors for such year occurs ("the Valuation Price"), as such Valuation Price is shown on the composite index for such day in the Wall Street Journal, rounded down to the nearest whole number.

3.   The shares of Class A Common Stock payable to a director as part of the annual retainer shall be delivered to the director as promptly as practicable after each Annual Meeting. Upon delivery to the director, such shares shall be fully paid, non-assessable and not subject to forfeiture.

4.   The portion of the annual retainer not paid in shares -- that is the aggregate dollar amount of the annual retainer for the year, as determined from time to time by the Board of Directors, less (i) the Valuation Price times (ii) the number of whole shares payable to a director for the year -- shall be paid to the directors in cash at such time or times during the year as the Board of Directors shall from time to time determine.

5.   This Plan may be terminated or amended by the Board of Directors at any time, subject to any applicable rules or regulations requiring approval by stockholders of the Company.

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